# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: JFB Construction Holdings, CIK 0002024306
CUSIP: 46658E107
Title of class of securities: Class A Common stock
Address of issuer's principal executive offices: 1300 S. DIXIE HIGHWAY, SUITE B, LANTANA, California (CA), 33462
Date of event which requires filing of this statement: 03/06/2025
Filed by CIK 0002059595
Persons authorized to receive notices and communications: Lisa Ann Basile, 1300 S. Dixie Highway, Lantana, California (CA), 33462, 5613869144

## Reporting persons
- Basile Lisa Ann (CIK 0002059595): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,443,940; shared voting power 0; sole dispositive power 3,443,940; shared dispositive power 0; aggregate amount beneficially owned 3,443,940 (65.6% of the class)
  Comment: Lisa Ann Basile holds her shares indirectly. 3,250,000 shares of Class A Common Stock are held by The Basile Family Irrevocable Trust. 96,970 shares of Class A Common Stock are held by Lisa Ann Basile Revocable Trust. Lisa Ann Basile Revocable Trust also holds warrants to purchase up to 96,970 additional shares of Class A Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common stock
Name of issuer: JFB Construction Holdings
Address of issuer's principal executive offices: 1300 S. DIXIE HIGHWAY, SUITE B, LANTANA, California (CA), 33462

## Item 2. Identity and Background
Name of person filing: Lisa Ann Basile
Residence or business address: 1300 S. Dixie Highway, Lantana, FL 33462
Present principal occupation or employment: N/A
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 18, 2024, all shareholders of JFB Construction & Development Inc., a Florida corporation (the "JFB Subsidiary") entered into a Contribution and Exchange Agreement (the "Contribution Agreement") with JFB Construction Holdings (the "Issuer") to exchange their shares in the JFB Subsidiary for shares of the Issuer. Pursuant to the Contribution Agreement, the reporting person exchanged 40.625 shares of Common Stock of the JFB Subsidiary for 3,250,000 shares of Class A Common Stock of the Issuer.

On March 7, 2025, the reporting person purchased 96,970 Units of the Issuer, with each Unit consisting of one share of Class A Common Stock and one warrant to purchase an additional share of Class A Common Stock. The Units were purchased in the Issuer's initial public offering at a price of $4.125 per Unit. The reporting person purchased the Units with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the transactions contemplated by the Contribution Agreement described in Item 3 above was so the Issuer could acquire the JFB Subsidiary as a subsidiary of the Issuer.

The purpose of the reporting person's purchase of the Units in the Issuer's initial public offering described in Item 3 above was for personal investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 3,443,940 shares (65.6% of class)
Number of shares as to which each person has sole or shared power to vote or dispose: 3,443,940
Transactions in the class effected during the past sixty days: On March 7, 2025, the reporting person purchased 96,970 Units of the Issuer, with each Unit consisting of one share of Class A Common Stock and one warrant to purchase an additional share of Class A Common Stock. The Units were purchased in the Issuer's initial public offering at a price of $4.125 per Unit.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The reporting person is subject to a lock-up agreement which prevents any of the following actions for the six months following March 7, 2025, unless otherwise waived in writing by the underwriter of the Issuer's initial public offering:
(1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive shares (including shares which may be deemed to be beneficially owned by the reporting person or an affiliate of the reporting person or a person in privity with the reporting person or an affiliate of the reporting person in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired by the reporting person or an affiliate of the reporting person or a person in privity with the reporting person or an affiliate of the reporting person or with respect to which the reporting person or an affiliate of the reporting person or a person in privity with the reporting person or an affiliate of the reporting person has or hereafter acquires the power of disposition (the "Reporting Person's Securities");
(2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Reporting Person's Securities, whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of Reporting Person's Securities or such other securities, in cash or otherwise;
(3) make any written demand for or exercise any right with respect to, the registration of any Reporting Person's Securities or any security convertible into or exercisable or exchangeable for the shares; or
(4) publicly disclose the intention to do any of the foregoing.

## Signatures
- Basile Lisa Ann: Lisa Ann Basile, Lisa Ann Basile (03/12/2025)